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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Cindy Polynice

Alan Campbell

Sasha Parikh

Mary Mast

Re:	Frequency Therapeutics, Inc.

Registration Statement on Form S-4

Filed July 27, 2023

File No. 333-273490

Ladies and Gentlemen:

On behalf of Frequency Therapeutics, Inc., a Delaware corporation (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 23, 2023 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4, as filed on July 27, 2023 (the “Registration Statement”).

In connection with this letter responding to the Comment Letter the Company is concurrently filing Amendment No. 1 to the Company’s Registration Statement on Form S-4 (“Amendment No. 1”), which reflects certain revisions to the Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

August 31, 2023

Registration Statement on Form S-4 filed July 27, 2023

Questions and Answers, page 2

1.

Please revise this section, where appropriate, as well as the Prospectus Summary, to disclose Frequency’s net cash as of the most recent practicable date and to describe and quantify the factors that could affect Frequency’s net cash between this date and the closing date of the Merger.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 19 of Amendment No. 1.

2.

Please revise this section, where appropriate, to briefly and clearly reflect your disclosure elsewhere in the proxy statement/prospectus that the combined company will pursue the business of Korro Bio while attempting to sell the assets related to Frequency’s current business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of Amendment No. 1.

3.	Please revise this section, where appropriate, to include the ownership of the combined company on a fully-diluted basis.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of Amendment No. 1.

4.	Please revise this section, where appropriate, as well as the Prospectus Summary, to disclose the material terms of the Pre-Closing Financing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 27 of Amendment No. 1.

Q: What are the CVRs being issued to Frequency stockholders?, page 4

5.

Please revise the response to this question, as well as your disclosure on page 214, to disclose the fees payable to the Rights Agent, when those fees will be paid and the party responsible for paying the fees.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 217 of Amendment No. 1.

Prospectus Summary

Korro Bio, Inc., page 13

6.

Your discussion of Korro Bio should present a balanced view of the company and its current stage of development. Please revise your Prospectus Summary to include a more balanced discussion of Korro Bio. Your discussion of Korro Bio’s strengths and benefits

August 31, 2023

should be balanced with equally prominent disclosure of weaknesses and challenges. By way of example only:

•	Reflect your disclosure on page 100 that the risk of failure of Korro Bio’s programs is high.

•

Reflect your disclosure on page 101 that Korro Bio is uncertain regarding the delivery of product candidates to target tissues, the level of editing efficiency required for disease impact, its ability to achieve pharmacological activity in humans and the safety of its edits.

•	Clarify that it will be “many years” before Korro Bio commercializes a product candidate, if ever.

•

Reflect your disclosure on pages 103 and 116 that RNA editing is a novel technology that is not yet clinically validated for human therapeutic use, Korro Bio is not aware of any clinical trials for safety or efficacy having been completed by any third party using RNA editing and that no gene editing therapeutic product has been approved in the U.S. or Europe.

•	Reflect your disclosure on page 108 that the feasibility of developing product candidates using Korro Bio’s approach is preliminary and limited.

•	Reflect your disclosure on page 115 that regulators have not yet established any definitive guidelines related to overall development considerations for oligonucleotide drugs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15, 17, 18, 285, 287, 288, 289, 291, 293, 296, 300, 316, and 352 of Amendment No. 1.

7.

We note your statements regarding Korro Bio’s performance (e.g. Korro Bio’s programs “harness the body’s natural RNA editing process to effect a precise yet transient single base edit”, “Korro Bio can edit the transcriptome with high efficiency and specificity”, etc.). Please revise throughout this section and the section titled “Korro Bio’s Business” to clarify, if true, that the performance claims related to Korro Bio and its technology have only been observed in preclinical studies and that Korro Bio has yet to submit an IND to the FDA or commence a clinical trial. Your clarifying disclosure should be equally as prominent as the performance claims.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19 and 289 of Amendment No. 1.

August 31, 2023

8.

We note in your disclosure you state “Korro Bio’s AATD product candidate is a proprietary oligonucleotide that utilizes an established lipid nanoparticle, or LNP, based delivery system administered intravenously to transiently restore production of normal A1AT in liver hepatocytes.” Please revise to disclose whether this product candidate delivery system has been finalized and to reflect your disclosure on page 109 that LNPs have not been clinically proven to deliver oligonucleotides for RNA editing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17, 287, and 296 of Amendment No. 1.

9.

We note your references here and throughout to Korro Bio’s “life changing” medicines and claims that Korro Bio’s product candidates have the potential to “establish a new standard of care.” These characterizations appears to be premature given Korro Bio’s current stage of development. Please remove them.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15, 17, 285, 287, 289, 299 and 350 of Amendment No. 1.

10.	Please revise here and throughout to provide the basis for your claim that Korro Bio has assembled the “preeminent suite of technologies and capabilities” to build its OPERA platform.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15, 285 and 293 of Amendment No. 1.

11.

Please revise here and throughout to provide the basis for your claim that Korro Bio’s approach can repair pathogenic SNVs, engineer de novo SNVs and change amino acids on proteins to endow them with desired properties while preserving their broader functional capabilities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16, 286 and 350 of Amendment No. 1 to indicate that Korro Bio’s AATD program and Parkinson’s Disease program support the claim that Korro Bio’s approach can repair pathogenic SNVs, and Korro Bio’s sAH, ALS and Pain programs can engineer de novo SNVs and change amino acids on proteins to endow them with desired properties while preserving their broader functional capabilities.

Supplementally, the Company advises the Staff that SNVs have been implicated in a number of diseases to affect the function of genes and their associated downstream biochemical pathways. These diseases include AATD, sAH, ALS and subsets of pain. Specifically, the pathogenicity of AATD is caused by a G-to-A mutation at the E342 location in the SERPINA1 gene. This mutation can lead to Z-A1AT in circulation (as disclosed on pages 17, 287-288, 297, and 299-302 of Amendment No. 1). Korro Bio has conducted preclinical studies in the PiZ mouse model (a humanized mouse model that expresses the human SERPINA1 gene), where, using its product candidates, has demonstrated that it could repair the SNV and create a normal variant of the protein (M-A1AT) that could be detected in circulation (as disclosed in Figure 14 and on pages 305-306 of Amendment No. 1). Moreover, Korro Bio has shown the level of repaired normal M-A1AT subsequently expressed reduced liver aggregates found to be causal for the disease (as disclosed in Figure 15 and on pages 306-307 of Amendment No. 1).

August 31, 2023

The Company further supplementally advises the Staff that Korro Bio’s ability to engineer de novo SNVs is exemplified by its sAH program. As disclosed in Figures 20 and 21 and on pages 311-312 of Amendment No. 1, Korro Bio has created a de novo mutation in RNA encoding a transcription factor present intracellularly within liver cells. As disclosed, Korro Bio has demonstrated that by selectively modifying a single amino acid—a de novo mutation – it created a protein variant that:

•	disrupts the binding of a transcription factor with its inhibitor, preventing the degradation of that transcription factor (Figure 20 on page 311 of Amendment No. 1),

•	despite not binding to the inhibitor, the transcription factor is still able to increase expression of downstream genes (Figures 21 and 22 on page 312 of Amendment No. 1), and

•	demonstrates activity in preclinical models of sAH (Figure 23 on page 313 of Amendment No. 1).

Korro Bio’s Pipeline, page 15

12.	Please revise your pipeline chart here and on page 284 to ensure that the Phase 1, Phase 2 and Phase 3 columns are at least as wide as each of the other columns in the chart.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17, 287 and 296 of Amendment No. 1.

13.

Your disclosure indicates that Korro Bio will need to complete additional preclinical work before it submits an IND for its AATD product candidate. Please shorten the AATD pipeline arrow here and on page 284 accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17, 287 and 296 of Amendment No. 1.

14.

We note that you have included multiple rows in your pipeline chart for programs that are minimally discussed in the prospectus and for which Korro Bio has yet to identify a product candidate. Please remove these programs from the chart. Alternatively, please provide us with an analysis as to why each of these programs is sufficiently material to the business of the combined company as to merit inclusion in the pipeline chart.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pipeline chart on pages 17, 287 and 296 of Amendment No. 1 to remove one of the undisclosed targets from the graphic. However, the Company believes that the remaining indications are important to include in Korro Bio’s pipeline table because they support the potential breadth and versatility of Korro Bio’s RNA editing technology and OPERA platform. The Company believes the strength of Korro Bio’s RNA editing technology and OPERA platform is the potential ability to address a broad range of rare and common indications and considers these programs taken together as material. The Company has also achieved preclinical proof-of-concept across each of these indications and has added the corresponding data in the proxy statement/prospectus on pages 310-316 of Amendment No. 1.

August 31, 2023

Korro Bio’s Strategy, page 17

15.

We note your statement that Korro Bio intends to “rapidly” advance its AATD product candidate into the clinic. Please revise this statement here and on page 286 as well as any similar disclosure to remove any implication that Korro Bio will be successful in developing its product candidate in a “rapid” or accelerated manner as such statements are speculative.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19, 104, 289-290, and 295 of Amendment No. 1.

16.	Please revise here and on page 286 to provide the basis for your statements that Korro Bio has a “leadership position” in RNA editing and genetic medicines.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19, 289 and 290 of Amendment No. 1.

Background of the Merger, page 153

17.	Please revise this section to describe the negotiations related to the Pre-Closing Financing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 165-166 and 169 of Amendment No. 1.

18.

Your disclosure elsewhere in the prospectus indicates that Korro Bio sold additional shares of Series B-2 Preferred Stock during the quarter ended March 31, 2023. Please disclose the valuation ascribed to Korro Bio in this financing and disclose whether Frequency’s board of directors considered this valuation in its evaluation of the Merger. To the extent that Frequency’s board did not consider this valuation, please explain why.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 158, 160 and 168 of Amendment No. 1.

19.

Your disclosure throughout this section indicates that the Frequency Board believed that Korro Bio’s valuation should be lower and that it directed TD Cowen to inform J.P. Morgan that an equity premium for Frequency below $20.7 million would not be acceptable. However, the final terms of the transaction appear to contain a valuation of Korro Bio that is higher than the initial valuations reviewed by Frequency’s board and a Frequency equity premium that is capped at $15.0 million unless Frequency’s Net Cash exceeds $25.0 million and could be as low as $12.5 million. Please revise this section to disclose why the Frequency Board modified its position on these issues. Alternatively, please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 167 and 168 of Amendment No. 1.

August 31, 2023

20.

Your disclosure indicates that on July 11, 2023, the parties agreed to a sliding equity premium scale for Frequency which would apply a $12.5 million to $20.0 million premium, depending on Frequency’s level of net cash. However, this sliding scale does not appear to match the terms of the definition of Frequency Equity Value on page 192. Please revise your disclosure. Alternatively, please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 167 of Amendment No. 1.

21.

Please revise this section, as well as your disclosure on page 20, to disclose why the Frequency Board did not retain a third-party financial advisor who had not been previously involved in the transaction to provide a fairness opinion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22 and 168 of Amendment No. 1.

Financial Analyses, page 174

22.	Please revise your disclosure regarding the publicly traded companies analysis as follows:

•	Disclose in more detail how TD Cowen identified each comparable company and why these companies were deemed to be “relevant for the purposes of analysis.”

•

Disclose the stage of development of each company in the analysis as well as each company’s estimated enterprise value. To the extent that clinical-stage companies are included in the analysis, please explain why TD Cowen included companies that are at a more advanced stage of development than Korro Bio and whether TD Cowen applied any discount factor to these companies.

Response: With respect to the Staff’s comment to disclose in more detail how TD Cowen identified each comparable company and why these companies were deemed to be “relevant for purposes of analysis,” the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 177 of Amendment No. 1.

With respect to the portion of the Staff’s comment to disclose the stage of development of each company, the Company supplementally advises the Staff that, although both pre-clinical and clinical-stage companies were considered, the primary focus was whether a selected company lacked profitability and had publicly disclosed meaningful efficacy data rather than its stage of development. Given that the stage of development of the selected companies was not relevant, no further disclosure has been included in that regard. Similarly, with respect to the Staff’s comment as to why companies with a more advanced stage of development than Korro Bio had been included and whether a discount factor was applied, the Company supplementally advises the Staff that, as is the case with Korro Bio, the selected companies (including those at a more advanced stage of development than Korro Bio) lacked profitability and had not publicly disclosed meaningful efficacy data; therefore, the particular stage of development of the selected companies and the application of a discount factor given such stage of development were not relevant.

With respect to the portion of the Staff’s comment to disclose the estimated enterprise values for each selected company in TD Cowen’s selected publicly traded companies analysis, the Company supplementally advises the Staff that the financial metrics material to TD Cowen’s selected publicly traded companies analysis have been disclosed consistent with the manner in which such analysis was considered by TD Cowen and the Frequency Board. Specifically, the current disclosure includes not only the 25th and 75th percentiles of the estimated enterprise values

August 31, 2023

observed for the selected companies, which 25th and 75th percentiles (rounded) were applied in deriving an implied estimated enterprise value for the Company based on such analysis, but also, for context, the overall low to high and median estimated enterprise values of the selected companies. Except as currently disclosed, individual estimated enterprise values of each selected company were not independently determinative or utilized in deriving the results of TD Cowen’s selected publicly traded companies analysis. As such, the Company believes that the inclusion of individual estimated enterprise values for each selected company would suggest greater relevance to such data than was the case and dilute the focus of the current disclosure, which is intended to be reflective of the approach undertaken in such analysis as evaluated by TD Cowen and the Frequency Board.

23.	Please revise your disclosure regarding TD Cowen’s DCF analysis to disclose why TD Cowen believed that an analysis of the cash flows over 22 years was reasonable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 178 of Amendment No. 1.

Certain Unaudited Financial Projections for Korro Bio, page 176

24.

Please revise here and/or on page 165, as appropriate, to disclose the extent to which the Frequency Board considered the Korro Bio Projections in making its decision to approve the Merger. To the extent the Frequency Board considered the Korro Bio Projections, please disclose whether the Frequency Board determined that the time period and revenue figures presented in the projections were reasonable and, if so, the reasons underlying these determinations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 168 and 181 of Amendment No. 1.

25.

Please revise to discuss the assumptions underlying the projections with more granularity. For example, disclose whether the projections consider market competition for Korro Bio’s product candidates and whether the projections incorporate any possibility of Korro Bio’s product candidates failing to obtain marketing approval, market acceptance or insurance coverage.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 181 of Amendment No. 1.

26.

Please disclose and explain the bases for and the nature of the material assumptions that underlie the line items presented in the financial projections. Please ensure the level of detail provided is sufficient enough for an investor to evaluate and understand the reasonableness of the assumptions, uncertainties and/or contingencies underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. Please specifically address the growth rates as well as identify the material product revenue streams underlying these projections.

August 31, 2023

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 181 of Amendment No. 1.

27.

We note your disclaimer that the Korro Bio Projections will not be updated even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate. This disclaimer does not appear to be appropriate. Please remove it.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 180 of Amendment No. 1.

Korro Bio’s Business, page 282

28.	Please revise this section to describe the material terms of Korro Bio’s agreement with Genevant and file the agreement as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment to add additional disclosure regarding Korro Bio’s agreement with Genevant on page 316 of Amendment No. 1, and has revised the disclosure on pages 109, 304 and 316 of Amendment No. 1 to clarify that Genevant’s LNP delivery system is used only for Korro Bio’s AATD product candidate. However, the Company respectfully advises the Staff that the Company has filed as exhibits to Amendment No. 1 all contracts that are “material contracts” for purposes of Item 601(b)(10)(ii) of Regulation S-K. The Company does not believe (for the reasons set forth below) that Korro Bio’s license and collaboration agreement with Genevant is a “material contract” for purposes of Item 601(b)(10)(ii) of Regulation S-K.

Under Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: (emphasis added)

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant’s business is substantially dependent (emphasis added), as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent (emphasis added);

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

August 31, 2023

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Company respectfully advises the Staff that companies engaged in biopharmaceutical development, such as Korro Bio, routinely enter into license agreements in the ordinary course to access complementary technologies for their product candidates. The Company respectfully advises the Staff that these complementary technologies are often offered by multiple companies, and it is ordinary course to license-in technology rather than develop in-house. Such ordinary course agreements need not be filed as exhibits unless they are contracts upon which the business is substantially dependent. Accordingly, Korro Bio had the option to select (and did evaluate) multiple LNP delivery systems prior to selecting Genevant as its preferred partner for its AATD product candidate. As disclosed on pages 15, 16, 19, 109, 286, 288, 289, 295, 296 and 300 of Amendment No. 1, Korro Bio has designed its product candidates to use “fit-for-purpose” delivery. This means that it will select (and as appropriate, in-license) a specific delivery system for each of its product candidates that is suitable for the indication and tissue localization of the target. While it may select to use Genevant’s LNP delivery system for its other product candidates, Korro Bio is under no obligation to do so. The Company respectfully advises the Staff that out of the five product candidates in Korro Bio’s pipeline chart (and one for an undisclosed target), only one, Korro Bio’s AATD program, is using a LNP delivery system.

The Company further respectfully advises the Staff that there is no requirement that Korro Bio deliver its AATD oligonucleotide product candidate (nor any other oligonucleotide product candidate) through the delivery modality it is currently using, nor Genevant’s LNP delivery system specifically. Were Korro Bio’s license and collaboration agreement with Genevant to terminate, Korro Bio could evaluate and select and use a different LNP delivery system for AATD (for which it would enter into a different license agreement with its new third party partner). Korro Bio could also choose to evaluate, select and use a different modality in its entirety (for which it would enter into a different license agreement with its new third party partner). The Company further respectfully advises the Staff that the Korro Bio may terminate its agreement with Genevant at any time and has no continuing obligation to use Genevant’s LNP delivery technology for its AATD product candidate (or any other product candidate).

Because any interruption due to a change in LNP delivery system would cause delays to Korro Bio’s development efforts for its AATD product candidate (and any other product candidates for which it selects a fit-for-purpose delivery system) while it sources, evaluates, tests and integrates a new fit-for-purpose delivery system, the Company has added additional risk factor disclosure to this third-party risk on pages 109-110 of Amendment No. 1. However, it would not require Korro Bio to cease its development efforts nor suspend its efforts mission to discover, develop and commercialize a new class of genetic medicines based on editing RNA, enabling treatment of both rare and highly prevalent diseases.

For these reasons, Korro Bio is not substantially dependent on the Genevant agreement. While the Company determined to disclose the existence of this arrangement, and included additional terms regarding its relationship with Genevant, in Amendment No. 1 in order to provide investors with meaningful information about how Korro Bio is executing on its strategy and plans, such agreement is not and may never be a “material contract” within the meaning of Item 601(b)(10)(ii) of Regulation S-K.

August 31, 2023

Key Advantages of Oligonucleotide-Based ADAR-Mediated RNA Editing as a Therapeutic

Modality, page 288

29.

We note your disclosure in the graphic that oligo-based RNA editing has precedented delivery, tolerability and manufacturing as well as multiple approved products. Please reconcile these claims with your statements in Risk Factors that Korro Bio is uncertain how it will deliver product candidates to target tissues, RNA editing is a novel technology that has not yet been validated for human therapeutic use, Korro Bio is not aware of clinical trials being completed by third parties using RNA editing or similar technologies, regulators have not established definitive guidelines for oligonucleotide drugs and no gene editing therapeutic product has been approved in the U.S. or Europe. Similarly revise the bullets at the bottom of page 289.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 292 of Amendment No. 1.

Fit-for-purpose delivery, page 292

30.

Please revise this bullet to clarify whether Korro Bio has tested any of these delivery technologies for its product candidates and to clarify whether any approved RNA editing drugs utilize these technologies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 295-296 of Amendment No. 1.

Korro Bio’s Approach to Overcome the Limitations: Transiently Correcting the SERPINA1

Variant on RNA, page 300

31.	Please remove Figure 12 as the claims in this graphic appear to be premature given Korro Bio’s current stage of development.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 304 of Amendment No. 1.

August 31, 2023

Patent Portfolio, page 313

32.

Please revise to disclose for each material patent and patent application the subject matter to which such patents or patent applications relate, the expiration date, the type of patent protection and applicable jurisdictions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 318 of Amendment No. 1.

Principal Stockholders of the Combined Company, page 423

33.	Please revise to disclose the natural persons who hold voting and/or dispositive power over the shares held by each of the institutions disclosed in the beneficial ownership table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 431-433 of Amendment No. 1 and made corresponding edits on pages 427-429 of Amendment No. 1.

Korro Bio, Inc.

Notes to Condensed Consolidated Financial Statements

Note 10. Genevant Agreement, page F-96

34.	Please revise your disclosure in the filing to disaggregate the aggregate total of $40.5 million potential payments to separately quantify payments by clinical, regulatory and commercial milestones.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-95 of Amendment No. 1.

August 31, 2023

Exhibits

35.	Please file the offer letter with Dr. Aiyar and the employment agreement with Mr. Agarwal as exhibits to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the offer letter with Dr. Aiyar as Exhibit 10.22 and the employment agreement with Mr. Agarwal as Exhibit 10.23 to Amendment No. 1.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (617) 880-4540 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jennifer A. Yoon
Jennifer A. Yoon, Esq. of LATHAM & WATKINS LLP

cc:	David Lucchino, President and Chief Executive Officer, Frequency Therapeutics, Inc.

Ram Aiyar, President and Chief Executive Officer, Korro Bio, Inc.

John H. Chory, Esq., Latham & Watkins LLP

Bradley C. Faris, Esq., Latham & Watkins LLP

Kingsley L. Taft, Esq., Goodwin Procter LLP

Marianne C. Sarrazin, Esq., Goodwin Procter LLP